ACK Right Endeavors LLC
Statements of Changes in Members' Equity
For the period from January 1st, 2018 until December 31, 2019
(Unaudited)

	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance, January 1st, 2018	$ 30,000	$ -	$ 30,000
Members' capital contribution	1,125,000	-	1,125,000
Net loss	-	(38,481)	(38,481)
Balance, December 31, 2018	$ 1,155,000	$ (38,481)	$ 1,116,519
Members' capital contribution	275,000	-	275,000
Net loss	-	(596,018)	(596,018)
Balance, December 31, 2019	$ 1,430,000	$ (634,499)	$ 795,501